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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of April, 1997

                          RENAISSANCE HOTEL GROUP N.V.
                (Translation of Registrant's Name Into English)

                      C/O RENAISSANCE HOTELS INTERNATIONAL
                   29800 Bainbridge Road, Solon, Ohio 44139
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F           X         Form 40-F
                                  -----                 -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                Yes                           NO           X
                                  -----                 -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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                       EXISTING RENAISSANCE HOTEL GROUP
                  BONDS GUARANTEED BY MARRIOTT INTERNATIONAL



        Cleveland, April 11 /PRNEWSWIRE/ -- Renaissance Hotel Group N.V. today announced that its parent company, Marriott International, Inc., (NYSE:MAR) has irrevocably guaranteed the obligation of RHG Finance Corporation (a subsidiary of Renaissance Hotel Group N.V.) under the existing $120 million 8 7/8% Guaranteed Notes due 2005. Renaissance Hotel Group N.V.'s existing guarantee of the Notes remains in effect.

        Renaissance Hotel Group N.V. became a subsidiary of Marriott International, Inc. on March 29, 1997. Marriott International, Inc. is the world's leading hospitality company, with over 4,800 operating units in the United States and 50 other countries and territories. Major businesses include hotels operated and franchised under the Marriott, Ritz-Carlton, Courtyard, Fairfield, Residence Inn, TownePlace Suites, Renaissance, New World, and Ramada International brands; vacation ownership resorts; food service and facilities management for clients in business, education and health care; senior living communities and services; and food service distribution. The Company is headquartered in Washington, D.C. and has approximately 225,000 employees. For its 1996 fiscal year, Marriott International reported total sales of $10.2 billion.

SOURCE Marriott International, Inc.

04/11/97 /CONTACT: Mary Jo Alfirevich, Renaissance Hotels International, 216/519-8839 or Tom Marder, Marriott International, Inc., 301/380-2553


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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             RENAISSANCE HOTEL GROUP N.V.

                                             By: /s/ Michael A. Stein
                                                -------------------------------
                                                Michael A. Stein
                                                Executive Director





Date:   April 11, 1997

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